KY 1274

SEC [barcode] MMISSION

08032781

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8-18118

NOV 2 0 2008

Washington, DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 09/30/08* (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

U S SECURITIES INTERNATIONAL CORP.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway, Suite 1017

(No. and Street)

New York	New York	10271
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Coppa (212) 227-0800

(Area Code - Telephone Number)

B.ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hagan & Burns CPA's PC

(Name - if individual, state last. first. middle name)

120 Broadway, Suite 940	New York	NY	10271
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

DEC 1 0 2008

THOMSON REUTERS

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMS control number.

OATH OR AFFIRMATION

I, William Coppa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U S Securities International Corp., as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

Notary Public

PATRICIA A. NELSON
Notary Public, State of New York
No. 24-4798557
Qualified in Kings County
Commission Expires Sept. 30, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule l5c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (I) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

** * For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

U.S. SECURITIES INTERNATIONAL CORP.

Statement of Financial Condition
For the Year Ended September 30, 2008

U.S. SECURITIES INTERNATIONAL CORP.
INDEX
YEAR ENDED SEPTEMBER 30, 2008

HAGAN & BURNS
CPA's, P.C.

120 Broadway
Suite 940
New York, NY 10271

TEL (212) 425-7790
FAX (212) 425-1165
E-mail: lhb@lhbassociates.com

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
U.S. Securities International Corp.

We have audited the accompanying statement of financial condition of U.S. Securities International Corp. as of September 30, 2008, which have been prepared on the basis of accounting principles generally accepted in the United States. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Securities International Corp. as of September 30, 2008, in conformity with accounting principles generally accepted in the United States.

Hagan & Burns CPA's PC

Hagan & Burns CPA's P.C.

New York, New York
November 3, 2008

U.S. SECURITIES INTERNATIONAL CORP.
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED SEPTEMBER 30, 2008

Assets	
Cash and cash equivalents	$ 229,995
Receivable from clearing broker	17,180
Investment in securities	45,855
Exchange membership, at cost (market value $2,475,000)	1
Other assets	110,101
Total Assets	$ 403,132
Liabilities And Stockholders' Equity	
Liabilities	
Accrued expenses and other liabilities	$ 30,250
Total Liabilities	30,250
Commitments And Contingent Liabilities	
Stockholders' Equity	
Common stock, $0.01 par value	
Nonvoting, authorized, 10,000 shares; issued and outstanding 86 shares	86
Voting, authorized 10,000 shares; issued and outstanding 6 shares	6
Retained earnings	372,790
Total Stockholders' Equity	372,882
Total Liabilities And Stockholders' Equity	$ 403,132

The accompanying notes are an integral part of these financial statements.

NOTE 1--Business And Summary Of Significant Accounting Policies

U.S. Securities International Corp. (the "Company") was purchased from Fidelity Management and Research Co. in 1974 by the operating personnel who have owned and operated the Company since that date. The Company is a registered broker-dealer with the Securities and Exchange Commission and the NASD and is a member of the Chicago Board Options Exchange (CBOE).

The Company clears transactions on a fully disclosed basis and does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2)(ii).

The following is a summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

The Company records all securities transactions, including commission revenue and related expenses, on a settlement-date basis. There is no material difference between settlement date and trade date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents include short-term highly liquid investments, such as short-term deposits.

Investment in Securities

Investment in securities, are valued at market value. The resulting difference between cost and market is included in current income.

NOTE 2—Receivable From Clearing Broker

The Company's clearing operations are provided by a nationally recognized clearing broker. At September 30, 2008 the amount receivable from clearing broker reflected in the Statement of Financial Condition is due from this clearing broker in connection with such services.

The same clearing broker acts as custodian for money market mutual fund shares valued at $148,757.

NOTE 3--Stockholders' Equity – Regulatory Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1.

As of September 30, 2008, the Company had net capital of $249,990 which was $244,990 in excess of the minimum net capital of $5,000. The ratio of aggregate indebtedness to net capital was .12 to 1.

The Company clears all transactions with and for customers on a fully disclosed basis with a clearing broker. Accordingly, the Company is exempt from the requirements of SEC Rule 15c3-3. Under its clearing agreement, the Company could ultimately be held liable for the non-performance of its customers.

NOTE 4-- Commitments And Contingent Liabilities

Lease
By agreement of the lease dated as of September 30, 2003 (the Original Lease), the term of the original lease was extended for a period of 5 years commencing on December 1, 2008 and expiring on November 30, 2013.

The lease requires monthly payments of $6,127.50 per month throughout the lease. The lease is subject to escalation based on taxes and other costs. At September 30, 2008 the future minimum payment were as follows:

Year Ended	
2009	$ 70,395
2010	73,530
2011	73,530
2012	73,530
2013 and thereafter	85,785
Total minimum lease payments	$ 376,770

Rent expense for the year ended September 30, 2008 under this lease, amounted to $63,594. The difference between the actual rent expense incurred by the Company and the minimum annual rental payments as reported in the prior year's financial statements is due to real estate and porter wage escalation charges.

NOTE 4-- Commitments And Contingent Liabilities (Continued)

Leases (con't)

The Company rents property on a monthly basis from a firm owned by an officer of the Company. For the year ended September 30, 2008, such rental payments aggregated $18,000 and are included in other expenses.

NOTE 5--Income Taxes

The provision for income taxes consists of the following:

	2008
Federal	$ 6,756
New York State	3,738
New York City	6,297
	$ 16,791

The Company files its tax returns on a June 30 fiscal year.

NOTE 6--Pension Plan

The Company has a qualified, self-directed, defined contribution pension plan covering all eligible employees. For the year ended September 30, 2008, the Company has contributed $83,746 to the plan, an amount equal to 25% of each participant's compensation for the period October 1, 2007 through September 30, 2008.

NOTE 7-- Leasing Income

The Company has an agreement to lease its seat on the Chicago Board Options Exchange. The lease is cancelable at six-month intervals. Lease payments are based on the average fair market value of the seat multiplied by a monthly interest factor. For the year ended September 30, 2008, the Company collected rentals in the amount of $106,076.

NOTE 8--Off Balance Risk

Pursuant to a clearing agreement, the Company introduces all its securities transactions to its clearing broker on a fully disclosed basis. All of the customers' money balance and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying transactions introduced by the Company and must maintain, at all times, net capital of not less than $5,000. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts.

In normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 9 --Concentration of Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

END